UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

FORM 6-K

__________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41524
___________________________________

Rentokil Initial plc
(Registrant’s name)
___________________________________

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
_____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Half-year Report dated 31 July 2025

2025 Interim Results

Performance and outlook in line with expectations

Improved cashflows. Cost savings on track. Encouraging recent lead generation

Financial Results 6 months to 30 June 2025 Continuing Operations	Adjusted Results				Statutory Results
$m	H1 2025 $m	H1 2024 $m	Change(reported) %	Change (constant currency) %	H1 2025 $m	H1 2024 $m	Change (reported) %	Change (constant currency) %
Revenue	3,364	3,266	3.0%	3.1%	3,364	3,266	3.0%	3.1%
EBITDA	686	707	(3.0)%
Operating Profit	511	537	(4.7)%	(4.5)%	304	380	(19.9)%	(19.7)%
Operating Profit margin	15.2%	16.4%	(120)bps	(120)bps	9.0%	11.6%	(260)bps	(260)bps
Profit before Tax	418	459	(8.7)%	(7.8)%	216	294	(26.5)%	(25.3)%
Free Cash Flow	282	215	31.2%	-
Basic EPS	12.46c	14.00c	(11.0)%	(9.5)%	6.49c	9.09c	(28.6)%	(26.8)%
Dividend Per Share	4.15c	4.15c	-	-	4.15c	4.15c	-	-
Group (including discontinued operations)
Revenue	3,532	3,425	3.1%	3.2%
Operating profit	538	564	(4.5)%	(4.4)%
Profit before tax	444	485	(8.4)%	(7.5)%
Basic EPS	13.42c	14.76c	(9.1)%	(7.7)%
Net debt	(4,220)	(4,070)	(3.7)%

Andy Ransom, Chief Executive of Rentokil Initial plc ("the Company"), said:

"We delivered a solid first half performance, in line with expectations, with Revenue growth of 3.1% and Adjusted Group Profit before tax (including discontinued operations) of $444m. We also delivered a strong free cash flow performance, with conversion of 93%, ahead of our guidance of 80%. Our sales and marketing initiatives in North America are starting to have an impact, with organic revenue growth of 1.4% in the second quarter up from 0.7% in the first quarter. We are refocusing our marketing budget towards driving organic lead flow and we are seeing encouraging results, including from our satellite branches, where we now have 100 in operation. While it is still early, we are encouraged with our progress, with residential and termite lead flow growing in June for the first time this year, up 6.6%. We are also encouraged by the early results that we are seeing from the door to door pilot that we started in the second quarter.

Improving our data analytics and insights is allowing us to more precisely target our underperforming branches with our new sales and marketing initiatives. Together with our integration experience, it is also helping us refine our integration plans and timelines. In H2 we will re-start integration with standalone, mainly commercial branches. Our expectations of the c.$100m cost reduction opportunity and attaining an operating margin in North America above 20% post 2026 remain unchanged, but our refined timelines may mean not all branches are fully integrated by that time.

Current trading is in line with expectations and our outlook for the remainder of the year remains unchanged. We expect to deliver FY25 results in line with market expectations."

H1 2025 Financial Highlights

●      Financial performance in line with expectations
●      Group Revenue growth of 3.1% with International business growth of 5.1%
●      Organic Growth1 of 1.6%
○      North America organic growth 1.1%; International organic growth 2.7%
●      North America organic growth improvement in Q2: 1.4% (Q1: 0.7%)
●      Group adjusted operating margin2 of 15.2%, reduced North America margin of 16.9%
●      Strong cash flow performance; 93% FCF conversion, ahead of our guidance of 80%
●      Interim dividend maintained at 4.15 cents per share
●      Net debt to Adjusted EBITDA ratio of 2.8x, reflecting c.$175m adverse foreign exchange impact   on period end net debt (31 December 2024: 2.7x)

H1 2025 Strategic Highlights

Driving the top line
●      North America RIGHT WAY 2 continued progress
○      Improved Colleague retention: 80.7% (H1 24: 77.8%)
○      Improved Customer retention: 80.5% (H1 24: 79.8%)
●      Refocusing of marketing budget towards organic lead generation
●      100 satellite branches in operation (Q1: 36); 150 planned by end of year
●      Recent improvement in residential and termite lead flow (up 6.6% in June)

Integration update

●      Integration activities in H2 will be focused on:
○      Migrating standalone businesses (mainly commercial businesses already on Pestpac)
○      Detailed programme of work to make process, system and execution improvements in previously migrated branches, where lead flow and customer retention are not yet at their required levels
○      Refining the end-to-end integration playbook for future branch integration
●    Our expectations of the c.$100m cost reduction opportunity from the integration and attaining an operating margin in North America above 20% post 2026 remain unchanged, but our refined timelines may mean not all branches are fully integrated by that time
Ongoing focus on core areas
●    Sale of France Workwear business; transaction approved by European Commission and on track to complete in late Q3/earlyQ4 2025

2025 Outlook and H2 current trading

● Current trading is in line with expectations and our outlook for the remainder of the year remains unchanged. We expect to deliver FY25 financial results in line with market expectations

Enquiries:

Investors / Analysts:	Hugo Fisher Morenike Ogunseye	Rentokil Initial plc	07920 714700 07818 883094
Media:	Malcolm Padley	Rentokil Initial plc	07788 978199

A management presentation and Q&A for investors and analysts will be held virtually today, 31 July 2025 at 9.15am (UK time). Dial-in details will be provided on the website (https://www.rentokil-initial.com/investors.aspx). A recording will be made available following the conclusion of the presentation.

Notes

With effect from 1 January 2025 the Group changed its presentation currency from sterling to US dollars. All comparatives from 2024 have been represented in USD. In addition and following the acquisition of the Terminix business whereby the majority of the Group's revenues are now in North America, the Group's remaining regions have been combined into an International segment and reporting is on this basis. In order to help understand the underlying trading performance, unless otherwise stated, all commentary and comparable analysis in the summary and operating review relates to the continuing operations of the Group on a constant currency basis. The France Workwear business has been classified as a discontinued operation following the announcement of the intended sale of the business, and all comparatives have been represented accordingly.

1 Organic Revenue growth represents the growth in Revenue excluding the effect of businesses acquired during the year. Acquired businesses are included in organic measures in the year following acquisition, and the comparative period is adjusted to include an estimated full year performance for growth calculations (pro forma revenue).

2 Excludes costs to achieve which are one-off by nature. Non-IFRS measures - This statement includes certain financial performance measures which are not measures defined under International Financial Reporting Standards (IFRS). These measures include Adjusted Operating Profit, Adjusted Profit Before Tax, Adjusted Profit After Tax, Adjusted EBITDA, Adjusted Interest, Adjusted Earnings Per Share, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, Adjusted Effective Tax Rate and Organic Revenue. Management believes these measures provide valuable additional information for users of the financial statements to aid better understanding of the underlying trading performance. Adjusted Operating Profit, Adjusted Profit Before/After Tax and Adjusted EBITDA exclude certain items that could distort the underlying trading performance of the business. An explanation of all the above non-IFRS measures used along with reconciliation to the nearest IFRS measures is provided in Use of Non-IFRS measures in the financial statements.

Summary of financial performance

Regional Performance

	Revenue		Adjusted Operating Profit
	H1 2025 $m	Change %	H1 2025 $m	Change %
North America
Pest Control	2,044	1.9%	348	(7.4)%
Hygiene & Wellbeing	62	4.0%	8	(0.9)%
	2,106	2.0%	356	(7.3)%

International
Pest Control	747	5.7%	153	4.1%
Hygiene & Wellbeing	504	4.3%	89	5.5%
	1,251	5.1%	242	4.6%

Central	7	(9.2)%	(85)	(8.5)%
Restructuring costs	-	-	(2)	4.1%
Total	3,364	3.1%	511	(4.5)%

Category Performance

	Revenue		Adjusted Operating Profit
	H1 2025 $m	Change %	H1 2025 $m	Change %
Pest Control	2,791	2.9%	501	(4.2)%
Hygiene & Wellbeing	566	4.3%	97	5.0%
Central	7	(9.2)%	(85)	(8.5)%
Restructuring costs	-	-	(2)	4.1%
Total	3,364	3.1%	511

Revenue

Group Revenue increased 3.1% to $3,364m in H1. Group Organic Revenue grew 1.6%.  Revenue growth in North America was up 2.0% (+1.1% organic). The International business performed well with Revenue up 5.1% in H1 (+2.7% Organic) with growth across the region.

Our Pest Control category grew Revenue by 2.9% (1.8% Organic) to $2,791m, driven mainly by 3.8% Organic Growth in our International region. Hygiene & Wellbeing Revenue increased by 4.3% (0.9% Organic) to $566m, driven principally by increased pricing.

Revenue ($m)	Q1	Q2	H1
Group	1,556	1,808	3,364
North America	951	1,155	2,106
International	601	650	1,251

Organic Revenue Growth	Q1	Q2	H1
Group	1.6%	1.6%	1.6%
North America	0.7%	1.4%	1.1%
International	3.2%	2.2%	2.7%

Profit

Adjusted Operating Profit in H1 reduced by 4.5% compared to the prior period, to $511m, driven principally by the reduced profitability in North America from lower volumes more than offsetting profit growth in our International business. The period saw a 120bps decrease year on year in Group Adjusted Operating Margin to 15.2%. Within business categories, Adjusted Operating Margin for Pest Control was 18.0% (H1 24: 19.2%). Hygiene & Wellbeing Adjusted Operating Margin was 17.2% (H1 24: 17.2%).

Adjusted Profit before Tax of $418m, which excludes one-off and adjusting items and amortisation costs, decreased by 7.8% predominantly due to reduced profitability in North America. Adjusted interest of $98m at actual exchange rates was $15m higher year on year. One-off and adjusting items of $110m includes an increase to the provision for Termite Damage claims of $79m (H1 24:$nil), $30m (H1 24: $39m) of integration costs related to the Terminix acquisition and a net $1m (H1 24: $8m) of other M&A costs. Statutory Operating Profit was $304m (H1 24: $380m) with the decrease principally due to the $79m increase to the provision for Termite Damage claims. Statutory profit before tax was $216m (H1 24: $294m).

Cash Flow

Cash generation continues to be an important priority with a strong focus on operational cash conversion as well as a disciplined approach to working capital management, yielding improved results in the half year.

Net cash flows from operating activities were $412m. Free Cash Flow of $282m was $67m higher than in H1 24 due to an improved working capital performance. The $66m (H1 24: $5m) one-off and adjusting items is predominantly the increase in the provision for Termite Damage claims, offset by deferred consideration releases.

The Group had a $51m working capital outflow in the first six months of the year, an improvement of $64m compared to the comparable period. The movement on provisions of $40m predominantly reflects the increase in the provision for Termite Damage claims. Capital expenditure of $89m was incurred in the period (H1 24: $89m), with lease payments at $90m, compared to $87m in the prior period.

Cash interest payments of $106m were $25m lower than in the prior year, principally reflecting changes in timing of bond interest payments. Cash tax payments for the period were $43m, an increase of $7m compared with the corresponding period last year. Adjusted Free Cash Flow Conversion was 93%, ahead of guidance.

Cash spend on current and prior year acquisitions was $70m, dividend payments were $198m and the cash impact of one-off and adjusting items was $48m, largely related to the costs associated with the Terminix integration.

For FY 25 we now expect c.$200m of M&A expenditure and capital expenditure of c.$210-220m. In addition to reducing net debt from the sale proceeds, the pending sale of the France Workwear business would reduce capital expenditure by c.$100m on an annualised basis.

Regional performance review

North America

	H1 2025 $m	H1 2024 $m	Change (reported) %	Change (constant currency) %	Organic Growth
Revenue	2,106	2,067	1.9%	2.0%	1.1%
Operating Profit	213	308	(30.8)%	(30.7)%
Adjusted Operating Profit	356	385	(7.3)%	(7.3)%
Adjusted Operating Margin	16.9%	18.6%	(1.7)%	(1.7)%

Organic Growth	Q1	Q2	H1 2025
North America	0.7%	1.4%	1.1%
North America Pest Control	0.5%	1.6%	1.1%
North America Pest Control Services	(0.2%)	0.3%	0.1%

North America includes Pest Control and Hygiene & Wellbeing and Business Services.

North America Pest Control Services is Pest Control excluding Business Services.

H1 2025 Performance

Half year Revenue was up 2.0%, with Organic Revenue up 1.1%. There was an improved performance during the half year with 1.4% Organic Revenue growth in Q2 (0.7% in Q1). Overall, good price realisation and contributions from acquisitions have more than offset volume reductions to deliver revenue growth. Organic Revenue growth in Pest Control Services for our commercial, residential, and termite customers was 0.1%, with Q2 driven by a stronger performance in June (0.3% in Q2, -0.2% in Q1).

North America Business Services has seen positive momentum during H1, with Revenue of $400m and Organic Growth of 5.8%.

During the period we saw ongoing price inflation, particularly in relation to labour. Consequently, Adjusted Operating Margin in North America declined to 16.9% and Adjusted Operating Profit of $356m was down 7.3%. Statutory Operating Profit was $213m.

In-bound residential lead flow remained weak until April but has seen substantial improvements since then as a result of our new sales and marketing strategies, with June lead flow up 6.6%.

Customer retention improved over H124, from 79.8% to 80.5%. Technician participation in the Trusted Advisor lead programme improved to 64% (FY 24: 50%), supported by stronger alignment between Sales and Service under Field Operations leadership, helping drive improved customer engagement.

Total North America colleague retention increased 2.9ppts to 80.7% (H1 24: 77.8%).

Our North American bolt-on M&A programme continued, with the purchase of 8 businesses with combined revenues of c.$18m in the year prior to purchase. We continue to selectively pursue high quality M&A assets in the North America region.

Integration update

Improving our data analytics and insights is allowing us to more precisely target our underperforming branches with our new sales and marketing initiatives. Together with our integration experience, it is also helping us refine our integration plans and timelines. In H2 we will re-start integration with standalone, mainly commercial branches and complete a detailed programme of work to make process, system and execution improvements in previously migrated branches, where lead flow and customer retention are not yet at their required levels. Our expectations of the c.$100m cost reduction opportunity from the integration and attaining an operating margin in North America above 20% post 2026 remain unchanged, but our refined timelines may mean not all branches are fully integrated by that time.

We continue to achieve cost synergies in 2025, whilst also continuing our investments in salary and benefit harmonisation, safety, innovation and IT. A number of efficiency programmes are underway to deliver the c.$100m cost reduction including a headcount reduction programme during the period, procurement initiatives to benefit from purchasing scale and back-office role outsourcing.

We continue to expect total one-time integration costs to be c.$350m. This encompasses c.$250m incurred to 2024 and c.$100m across 2025 and 2026.

Legacy termite warranty obligations

The methodology for assessing the appropriate provision in relation to termite warranty claims looks out over a sixteen year period and is sensitive to movements in the underlying assumptions relating to the number, location and severity of those claims. In the first half of the year we saw an increase in the number of complex litigation claims, outside of Mobile Alabama, when compared to similar claims in the same period of 2024. We also saw a 9% increase in the cost per warranty claim in the period, as a proactive strategy to solve customer problems and reduce litigation continues. As a result, the provision in relation to such claims has been increased from $236m at 31 December 2024 to $276m at 30 June 2025.

International

	H1 2025 $m	H1 2024 $m	Change (reported) %	Change (constant currency) %	Organic Growth
Revenue	1,251	1,192	4.9%	5.1%	2.7%
Operating Profit	214	194	10.0%	9.4%
Adjusted Operating Profit	242	231	4.9%	4.6%
Adjusted Operating Margin	19.3%	19.3%	-%	(0.1)%

Organic Growth	Q1	Q2	H1 2025
International	3.2%	2.2%	2.7%

H1 2025 Performance

Revenue

Half year Revenue was up 5.1%, Organic Revenue was up 2.7%, with growth across the business.

Growth in Europe was particularly strong, driven by price increases and resilience in overall demand, predominantly from the Southern European countries of Portugal and Spain.

In Asia, we saw strong growth in Indonesia and India, supported in the latter by the acquisition and successful integration of the Hi Care business.

However, International growth was impacted by a weaker revenue performance in the UK, where strong performance in core Pest was offset by our Property Service business being impacted by the slowdown of the UK commercial property market and tightening Local Authority spending.

In our Pacific region, organic revenue growth was slightly below the average for International, with good growth in Pest Control and Ambius mitigating a flat organic performance in Hygiene. Within Pest Control, our contract business performed well, offsetting a subdued jobbing market, which was impacted by weather delays due to both flooding and droughts.

Profit

Adjusted Operating Profit of $242m was up 4.6%, broadly in line with revenue growth. Adjusted Operating Margin in our International division remained at 19.3%. Statutory Operating Profit was $214m, compared to $194m in the prior period.

Europe adjusted profit was slightly up, despite a small decrease in margin. While there has been ongoing inflationary pressure throughout the period, we have continued to be successful at mitigating its impact by pass-through pricing.

The UK and Sub-Saharan Africa region delivered resilient profit growth despite revenue headwinds against a continued subdued macro-economic backdrop. Adjusted Operating Profit increased ahead of the divisional average with operating margins also showing good growth in the period. The Hygiene and Wellbeing category showed good margin growth through price and yield management, continual focus on higher margins sectors, and continual process improvement

Within Asia and MENAT, operating profit increased ahead of the regional average. Margin was modestly up as a result of continued increasing scale in India and Indonesia, investment in Singapore in 2024 supporting margin improvement in 2025 and pricing continuing to improve in India.

Within the Pacific region, operating profit grew slightly below the overall International region, consistent with the revenue growth.

The International region acquired 10 businesses with total revenues in the year prior to purchase of $17m.

Category performance review

Pest Control

	H1 2025 $m	H1 2024 $m	Change (reported) %	Change (constant currency) %	Organic Growth
Revenue	2,791	2,717	2.7%	2.9%	1.8%
Operating Profit	329	415	(20.8)%	(21.0)%
Adjusted Operating Profit	501	522	(4.1)%	(4.2)%
Adjusted Operating Margin	18.0%	19.2%	(1.2)%	(1.3)%

Organic Growth	Q1	Q2	H1
Pest Control	1.7%	1.9%	1.8%

Our Pest Control business is the largest operator in both the US, the world's biggest pest control market, and the world overall, providing services in around 90 markets. We are a leading global player in a resilient and non-cyclical industry characterised by positive and strong long-term structural growth drivers.

Market

According to latest industry reports, published in H1 25, over the past 10 years the global pest control market has grown from a value of $14.4bn in 2014 to $27.3bn in 2024 at a CAGR of 6.6%. Industry forecasts for the next 10 years deliver a CAGR of 6.2% - with the value of the global market expected to reach around $50bn by 2034.

H1 2025

In H1 25, our Pest Control category grew Revenue by 2.9% (1.8% Organic) to $2,791m. Within the International business, good Revenue growth of 5.7% (3.8% Organic) was driven principally by the performance in Europe (3.8% Organic Growth) and Asia and MENAT (4.8% Organic Growth). In the UK our core Pest Control business grew 7.5% organically, held back by lower growth in Property Care. Pest Control Revenue growth in the International region of 5.7% was partially offset by growth of 1.9% in North America.

Adjusted operating profit of $501m declined by 4.2%, with International growth offset by decline in North America.

We acquired 16 Pest Control businesses in the period, with revenues in the year prior to acquisition of c.$32m.

Innovation and Technology

We lead our industry in the use of digital technologies in pest control, and we are continuing to build upon this competitive advantage. Our smart technology is providing more remote monitoring solutions and increased transparency of data.

Our digital Pest Control programme continues to move forward. An additional 106,000 PestConnect devices, which offer 24/7 monitoring, were installed in customers' premises over the last 12 months to 30 June 2025, and we now have around 540,000 devices operating in customers' premises. The number of connected customer sites has reached 32,500.

In H1, we began to roll out our first AI-enabled pest control services. Our new PestConnect Optix service utilises AI and motion-detection camera technology to identify individual rodents. Now in operation in the UK, France and Netherlands, it is adding predominantly one-time job revenue to existing customer accounts. We're also piloting this new service in Belgium, Norway, Portugal, Australia and the US.

Our Innovation teams have continued to explore ways to expand the AI-enabled Optix service to other services and different pest types and are currently piloting the new Lumnia Optix service - a digital insect light trap solution with camera and AI analysis. Launches are planned in the International region and then will be expanded initially into US key accounts.

Hygiene & Wellbeing

	H1 2025 $m	H1 2024 $m	Change (reported) %	Change (constant currency) %	Organic Growth
Revenue	566	542	4.5%	4.3%	0.9%
Operating Profit	98	87	12.8%	12.9%
Adjusted Operating Profit	97	94	4.9%	5.0%
Adjusted Operating Margin	17.2%	17.2%	-	0.1%

Organic Growth	Q1	Q2	H1
Hygiene & Wellbeing	1.6%	0.4%	0.9%

Rentokil Initial is a leader in the provision of hygiene and wellbeing services, operating in around 70 markets around the world. Inside the washroom we provide hand hygiene (soaps and driers), air care, in-cubicle (feminine hygiene units), no-touch products and digital hygiene services. In addition to core washroom hygiene, we deliver specialist services outside the washroom such as premium scenting, plants, air quality monitoring, green walls and specialist waste collection services.

Market

According to latest industry reports, published in H1 25, over the next 10 years the global Core Hygiene market is expected to grow at a CAGR of approximately 4%, driven by macro factors including the needs of an ageing population, the rise of urban populations and middle classes, and increasing hygiene expectations.

H1 2025

In H1 25, Hygiene & Wellbeing Revenue increased by 4.3% (0.9% Organic) to $566m, driven principally by increased pricing. Within Europe and LATAM revenue grew organically by 2.6% led equally by Core Hygiene and Enhanced Environments.

Within the UK and Sub-Saharan Africa region, a more challenging environment led to Organic Revenue decrease of 1.6%, while in our Pacific region market conditions remain challenging, with heightened price competition and lower customer retention resulting in low contract revenue growth in H1.

Adjusted operating profit increased by 5.0%, broadly in line with revenue growth as the pricing benefit and contribution from acquisitions more than offset the impact of cost inflation. Adjusted operating profit margins remained flat as pricing and tight cost control mitigated cost inflation.

We acquired two Hygiene and Wellbeing companies with revenues of c.$4m in the year prior to purchase.

Operational excellence

The Hygiene & Wellbeing business continues to focus on operational excellence, product development, disciplined sales activity and dedicated Hygiene digital marketing. It has shared overheads with Pest Control and areas of operational efficiency including density (route and product), improved colleague retention, deploying technology, and procurement - materials and product costs.

Disposal of France Workwear

On the 28 May 2025, we announced our agreement with H.I.G Capital for the intended sale of France Workwear which values France Workwear at a gross enterprise value of approximately €410m (c.$465m) on a cash-free debt-free basis including an earn-out mechanism with a maximum value of €30m (c.$34m) linked to the performance of the business in 2026. Total net cash proceeds are expected to be approximately €370m (c.$420m), subject to customary closing adjustments and the final earn-out outcome. Completion is expected to occur in late Q3 / early Q4 25. The business has been accounted for as a discontinued operation since 31 May 2025. In FY 24, France Workwear, including flat linen textile and clean room business, generated Revenue of $324m, Adjusted Operating Profit of $57m and had associated capital expenditure of $93m.

Good contributions from bolt-on M&A

In H1, we acquired 18 businesses, comprising 16 in Pest Control and two in Hygiene & Wellbeing for a total consideration of $68m, with revenues of c.$36m in the year prior to purchase. We added eight new businesses in North America during the period with c.$18m revenues acquired, and 10 businesses in our International region (annualised revenues of c.$17m).

M&A remains relevant for our strategy for growth. We continue to seek attractive bolt-on deals, both in Pest Control and Hygiene & Wellbeing, to build density in existing and new markets. Our pipeline of prospects remains strong and our current guidance on spend on M&A for FY25 is now c.$200m.

Employer of Choice

Rentokil Initial is committed to being a world-class Employer of Choice, with colleague safety and the attraction, recruitment and retention of the best people from the widest possible pool of talent, being key business objectives globally.

Group colleague retention continued to rise at 87.0% (H1 24: 85.9%).

Financial review

Central and regional overheads

Central and regional overheads of $85m were up 8.5% on a constant currency basis predominantly as a result of inflationary increases.

Restructuring costs

With the exception of integration costs for significant acquisitions, the Group reports restructuring costs within Adjusted Operating Profit. Costs associated with significant acquisitions are reported as one-off and adjusting items and excluded from Adjusted Operating Profit. Restructuring costs of $2m were in line with the prior year.

Interest

Adjusted interest of $98m includes $15m of lease interest charges and a $24m offsetting reduction from the impacts of hyperinflation and net interest received. In the year, hyperinflation of $1m was $6m lower than the prior year (HY 24: $7m) due to a drop in hyperinflation in Argentina and devaluation of the Argentinian peso. Cash interest in HY 25 was $106m (HY 24: $131m), with the year on year reduction principally reflecting changes in timing of bond interest payments.

Tax

The income tax charge for the period on continuing operations at actual exchange rates was $52m on the reported profit before tax of $216m, giving an effective tax rate (ETR) of 24.2% (HY 24: 22%). The Group's ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items and the net interest adjustments for HY25 was 25.0% (HY 24: 23.1%). This compares with a blended rate of tax for the countries in which the Group operates of 25.2% (HY 24: 25.3%).

Net debt and cash flow

Group Free Cash Flow was $288m, $66m better than the prior period, predominantly due to an improved working capital performance and lower interest payments. After M&A spend of $70m, dividends of $198m and net debt related cash inflows of $562m, there was an increase in cash and cash equivalents of $534m compared to a decrease in the prior period of $125m. However, the weakening of the USD had a translational impact on our EUR and GBP denominated bonds carrying value as well as a positive impact on our EUR denominated derivatives leading to a net  c.$175m adverse foreign exchange impact. This resulted in net debt of $4,220m, up $204m from the year end.

The debt related cash inflows of $562m resulted from the issuance of the Group's inaugural USD bond transaction in April,  raising $1.25bn across two tranches; $750m 5 year bond at 5.0% and a $500m 10 year bond at 5.625%. Subsequently the Group repaid its $700m term loan which was falling due in October 2025.

$m at actual exchange rates	Year to Date
	2025 HY $m	2024 HY $m	Change $m
Adjusted Operating Profit	511	537	(26)
Depreciation	158	153	5
Other	17	17	-
Adjusted EBITDA	686	707	(21)
One-off and adjusting items (non-cash)	(66)	5	(71)
Working capital	(51)	(115)	64
Movement on provisions	40	(41)	81
Capex - additions	(89)	(89)	-
Capex - disposals	1	2	(1)
Capital of lease payments and initial direct costs incurred	(90)	(87)	(3)
Interest	(106)	(131)	25
Tax	(43)	(36)	(7)
Free Cash Flow - continuing operations	282	215	67
Free Cash Flow - discontinued operations	6	7	(1)
Free Cash Flow	288	222	66
Acquisitions	(70)	(96)	26
Dividends	(198)	(186)	(12)
Cash impact of one-off and adjusting items	(48)	(52)	4
Debt related cash flows
Cash inflow/(outflow) on settlement of debt related foreign exchange forward contracts	30	(8)	38
Proceeds from issue of debt	1,232	-	1,232
Debt repayments	(700)	(5)	(695)
Debt related cash flows	562	(13)	575

Net increase/ (decrease) in cash and cash equivalents	534	(125)	659
Cash and cash equivalents at the beginning of the year	467	1,062	(595)
Exchange gains /(losses) on cash and cash equivalents	26	(31)	57
Cash and cash equivalents at end of the financial year	1,027	906	121
Net increase/(decrease) in cash and cash equivalents	534	(125)	659
Debt related cash flows	(562)	13	(575)
IFRS 16 asset/ (liability) movement	5	(1)	6
Debt acquired	-	(5)	5
Bond interest accrual	16	44	(28)
Foreign exchange translation and other items	(197)	11	(208)
Increase in net debt	(204)	(63)	(141)
Opening net debt	(4,016)	(4,007)	(9)
Closing net debt	(4,220)	(4,070)	(150)

Funding

As at 30 June 2025, the Group had liquidity headroom of $2,003m, including $1,000m of undrawn revolving credit facilities, with a maturity date of October 2029. The net debt to Adjusted EBITDA ratio was 2.8x at 30 June 2025 (31 December 2024: 2.7x).

Interim Dividend

An interim dividend payment of 4.15c per share, will be paid on 22 September 2025 to shareholders on the register at the close of business on 15 August 2025. The last day for DRIP elections is 1 September 2025. These interim financial statements do not reflect this dividend payable.

Technical guidance update for FY 25

	Current guidance*	Prior guidance** (6 March 2025)
P&L
Restructuring costs; and One-off/Adjusting items excl. Terminix	$10m; $10m	$10m; $15m
Terminix integration Costs to Achieve***	c.$70-80m	c.$55-65m
P&L adjusted interest costs (incl. hyperinflation)	c.$200-210m (incl. $5-10m)	c.$190-200m (incl. 5-10)
Estimated Adjusted Effective Tax Rate (%)	25%-26%	25%-26%
Share of Profits from Associates	c.$8-10m	c.$8-10m
Impact of FX within range****	c. -$10 to +$10m	c. -$10 to -$20m
Intangibles amortisation	$190-200m	$190-200m

Cash
One-off and adjusting items	c.$80-90m	c.$70-80m
Working Capital outflow; and provision payments	c.$75-85m (outflow); c.$80-90m	c.$75-85m (outflow); c.$80-90m
Capex excluding ROU asset lease payments	$210-220m	$300-310m
Cash interest	c.$190-200m	c.$185-195m
Cash tax payments	$110-120m	$140-150m
Anticipated spend on M&A in 2025	c.$200m	c.$250m

* For Continuing Operations

** For Group (prior to the announcement of the sale of France Workwear)

*** Reported as one-off and adjusting items and excluded from Adjusted Operating Profit and Adjusted PBTA

**** Based on maintenance of current FX rates

Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the period ended 30 June 2025

	Note	Unaudited 6 months to 30 June 2025 $m	Unaudited / Represented 6 months to 30 June 20241 $m
Continuing operations
Revenue	4	3,364	3,266
Operating expenses		(3,021)	(2,855)
Net impairment losses on financial assets		(39)	(31)
Operating profit		304	380
Finance income		24	31
Finance cost		(117)	(122)
Share of profit from associates net of tax		5	5
Profit before income tax		216	294
Income tax expense	5	(52)	(65)
Profit from continuing operations		164	229

Profit from discontinued operations	6	24	19
Profit for the interim period		188	248

Profit for the period attributable to:
Equity holders of the Company		188	248
Non-controlling interests		-	-

Other comprehensive income:
Items that may be reclassified subsequently to the income statement:
Re-measurement of net defined benefit liability		1	-
Net exchange adjustments offset in reserves		(182)	(18)
Net gain/(loss) on net investment hedge		165	(11)
Effective portion of changes in fair value of cash flow hedge		(21)	6
Cost of hedging		(1)	(2)
Tax related to items taken to other comprehensive income		12	2
Other comprehensive income for the period		(26)	(23)
Total comprehensive income for the period		162	225
Total comprehensive income for the period attributable to:
Equity holders of the Company		162	225
Non-controlling interests		-	-
Total comprehensive income for the period arising from:
Continuing operations		119	214
Discontinued operations	6	43	11
		162	225

Earnings per share for profit from continuing operations attributable to the Company's equity holders:
Basic (cents)	6.49	9.09
Diluted (cents)	6.47	9.06
Earnings per share attributable to the Company's equity holders:
Basic (cents)	7.44	9.85
Diluted (cents)	7.41	9.81

1. With effect from 1 January 2025 the Group changed its presentation currency from sterling to US dollar. All comparatives from 2024 have been represented in US dollar (see Note 2). Comparatives have also been represented following the announcement of the intention to sell the France Workwear operations (see Note 6).

The weighted average number of ordinary shares in issue is 2,522m (30 June 2024: 2,521m). For the diluted EPS calculation the adjustment for share options and LTIPs is 9m (30 June 2024: 9m).

Consolidated Balance Sheet

	Note	Unaudited At 30 June2025 $m	Unaudited At 31 December 2024 $m
Assets
Non-current assets
Intangible assets		8,957	8,899
Property, plant and equipment		434	628
Right-of-use assets		584	577
Investments in associated undertakings		54	46
Other investments		26	26
Deferred tax assets	5	51	43
Contract costs		296	298
Retirement benefit assets		12	4
Trade and other receivables		59	71
Derivative financial instruments	11	113	8
Total non-current assets		10,586	10,600
Current assets
Other investments		2	1
Inventories		281	287
Trade and other receivables		1,180	1,137
Current tax assets		14	28
Derivative financial instruments	11	68	-
Cash and cash equivalents		1,689	1,158
Total current assets excluding assets classified as held for sale		3,234	2,611
Assets classified as held for sale	6	413	-
Total current assets		3,647	2,611
Liabilities
Current liabilities
Trade and other payables		(1,371)	(1,400)
Current tax liabilities		(54)	(53)
Provisions for liabilities and charges	13	(158)	(144)
Bank and other short-term borrowings		(1,309)	(1,460)
Lease liabilities		(166)	(163)
Derivative financial instruments	11	(7)	(4)
Total current liabilities excluding liabilities classified as held for sale		(3,065)	(3,224)
Liabilities classified as held for sale	6	(202)	-
Total current liabilities		(3,267)	(3,224)
Non-current liabilities
Other payables		(64)	(86)
Bank and other long-term borrowings		(4,178)	(3,127)
Lease liabilities		(388)	(394)
Deferred tax liabilities	5	(598)	(638)
Retirement benefit obligations		(31)	(32)
Provisions for liabilities and charges	13	(404)	(381)
Derivative financial instruments	11	(36)	(36)
Total non-current liabilities		(5,699)	(4,694)
Net assets		5,267	5,293
Equity
Capital and reserves attributable to the Company's equity holders
Share capital		41	41
Share premium		20	20
Other reserves		(971)	(932)
Retained earnings		6,179	6,166
		5,269	5,295
Non-controlling interests		(2)	(2)
Total equity		5,267	5,293

Consolidated Statement of Changes in Equity

	Attributable to equity holders of the Company
	Share capital $m	Share premium $m	Other reserves $m	Retained earnings $m	Non-controlling interests $m	Total equity $m
At 1 January 2024	41	19	(903)	6,053	(2)	5,208
Profit for the period	-	-	-	248	-	248
Other comprehensive income:
Net exchange adjustments offset in reserves	-	-	(18)	-	-	(18)
Net loss on net investment hedge	-	-	(11)	-	-	(11)
Net gain on cash flow hedge1	-	-	6	-	-	6
Cost of hedging	-	-	(2)	-	-	(2)
Tax related to items taken directly to other comprehensive income	-	-	-	2	-	2
Total comprehensive income for the period	-	-	(25)	250	-	225
Transactions with owners:
Dividends paid to equity shareholders	-	-	-	(186)	-	(186)
Cost of equity-settled share-based payment plans	-	-	-	14	-	14
Tax related to items taken directly to equity	-	-	-	(1)	-	(1)
At 30 June 2024 (unaudited)	41	19	(928)	6,130	(2)	5,260
At 1 January 2025	41	20	(932)	6,166	(2)	5,293
Profit for the period	-	-	-	188	-	188
Other comprehensive income:
Remeasurement of net defined benefit liability	-	-	-	1	-	1
Net exchange adjustments offset in reserves	-	-	(182)	-	-	(182)
Net gain on net investment hedge	-	-	165	-	-	165
Net loss on cash flow hedge1	-	-	(21)	-	-	(21)
Cost of hedging	-	-	(1)	-	-	(1)
Tax related to items taken directly to other comprehensive income	-	-	-	12	-	12
Total comprehensive income for the period	-	-	(39)	201	-	162
Transactions with owners:
Dividends paid to equity shareholders	-	-	-	(198)	-	(198)
Cost of equity-settled share-based payment plans	-	-	-	12	-	12
Tax related to items taken directly to equity	-	-	-	(3)	-	(3)
Movement in the carrying value of put options	-	-	-	1	-	1
At 30 June 2025 (unaudited)	41	20	(971)	6,179	(2)	5,267

1. $21m net loss (2024: $6m net gain) on cash flow hedge includes a $44m gain (2024: $45m loss) from the effective portion of changes in fair value and a $65m loss (2024: $51m gains) reclassification to the income statement due to changes in foreign exchange rates.

Shares of $nil (2024: $nil) have been netted against retained earnings. This represents 10.3m (2024: 11.9m) shares held by the Rentokil Initial Employee Share Trust. The market value of these shares at 30 June 2025 was $50m (2024: $69m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Consolidated Statement of Changes in Equity (continued)

Analysis of other reserves

	Capital reduction reserve $m	Merger relief reserve $m	Cash flow hedge reserve $m	Translation reserve $m	Cost of hedging $m	Total $m
At 1 January 2024	(3,146)	3,327	9	(1,099)	6	(903)
Net exchange adjustments offset in reserves	-	-	-	(18)	-	(18)
Net loss on net investment hedge	-	-	-	(11)	-	(11)
Net gain on cash flow hedge1	-	-	6	-	-	6
Cost of hedging	-	-	-	-	(2)	(2)
Total comprehensive income for the period	-	-	6	(29)	(2)	(25)
At 30 June 2024 (unaudited)	(3,146)	3,327	15	(1,128)	4	(928)
At 1 January 2025	(3,146)	3,327	44	(1,156)	(1)	(932)
Net exchange adjustments offset in reserves	-	-	-	(182)	-	(182)
Net gain on net investment hedge	-	-	-	165	-	165
Net loss on cash flow hedge1	-	-	(21)	-	-	(21)
Cost of hedging	-	-	-	-	(1)	(1)
Total comprehensive income for the period	-	-	(21)	(17)	(1)	(39)
At 30 June 2025 (unaudited)	(3,146)	3,327	23	(1,173)	(2)	(971)

1. $21m net loss (2024: $6m net gain) on cash flow hedge includes a $44m gain (2024: $45m loss) from the effective portion of changes in fair value and a $65m loss (2024: $51m gains) reclassification to the income statement due to changes in foreign exchange rates.

Consolidated Cash Flow Statement

	Note	6 months to 30 June 2025 $m	6 months to 30 June 2024 $m
Cash flows from operating activities
Operating profit from:
- Continuing operations		304	380
- Discontinued operations	6	35	27
Operating profit including discontinued operations		339	407
Adjustments for:
- Depreciation and impairment of property, plant and equipment		95	98
- Depreciation and impairment of leased assets		80	79
- Amortisation and impairment of intangible assets (excluding computer software)		97	110
- Amortisation and impairment of computer software		18	16
- Other non-cash items		13	17
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):
- Inventories		2	7
- Contract costs		(9)	(7)
- Trade and other receivables		(47)	(89)
- Trade and other payables and provisions		34	(75)
Interest received		81	24
Interest paid1		(188)	(156)
Income tax paid	5	(46)	(39)
Net cash flows from operating activities		469	392
Cash flows from investing activities
Purchase of property, plant and equipment		(108)	(106)
Purchase of intangible fixed assets		(28)	(27)
Proceeds from sale of property, plant and equipment		1	2
Acquisition of companies and businesses, net of cash acquired	8	(70)	(96)
Net cash flows from investing activities		(205)	(227)
Cash flows from financing activities
Dividends paid to equity shareholders	7	(198)	(186)
Capital element of lease payments		(94)	(91)
Cash inflow/(outflow) on settlement of debt-related foreign exchange forward contracts		30	(8)
Proceeds from new debt		1,232	-
Debt repayments		(700)	(5)
Net cash flows from financing activities		270	(290)
Net increase/(decrease) in cash and cash equivalents		534	(125)
Cash and cash equivalents at beginning of period		467	1,062
Exchange gain/(loss) on cash and cash equivalents		26	(31)
Cash and cash equivalents at end of the financial period		1,027	906

1. Interest paid includes the interest element of lease payments of $15m (2024: $16m).

Explanatory notes to the unaudited interim financial statements

1. General information

The Company is a public limited company incorporated in England and Wales and domiciled in the UK with listings on the London Stock Exchange and the New York Stock Exchange. The address of its registered office is Rentokil Initial plc, Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY.

The consolidated half-yearly financial information for the half-year to 30 June 2025 was approved on 30 July 2025 for issue on 31 July 2025.

On page 83 and 84 of the 2024 Annual Report we set out the Group's approach to risk management and on pages 85 to 89 we define the principal risks that are most relevant to the Group. These risks are described in detail and have mitigating actions assigned to each of them. In our view the principal risks remain unchanged from those indicated in the Annual Report 2024. A summary of the risks is laid out in the table below:

Principal risk	Summary of risk
Failure to integrate acquisitions and execute disposals from continuing business
The Group has a strategy that includes growth by acquisition, and has acquired 18 businesses in H1 2025. These companies need to be integrated quickly and efficiently to minimise potential impact on the acquired business and the existing business.

Failure to develop products and services that are tailored and relevant to local markets and market conditions
The Group operates across markets that are at different stages in the economic cycle, at varying stages of market development and have different levels of market attractiveness. We must be sufficiently agile to develop and deliver products and services that meet local market needs which allows us to meet our growth objectives and stay ahead in a highly competitive industry.

Failure to grow our business profitably in a changing macro-economic environment	The Group's two core categories (Pest Control and Hygiene & Wellbeing) operate in a global macro-economic environment that is subject to uncertainty and volatility.
Failure to mitigate against financial market risks	Our business is exposed to foreign exchange risk, interest rate risk, liquidity risk, counterparty risk and settlement risk.
Breaches of laws or regulations (including tax, competition and anti-trust laws)	As a responsible company we aim to comply with all laws and regulations that apply to our businesses across the globe.
Failure to ensure business continuity in case of a material incident	The Group needs to have resilience to ensure business can continue if impacted by external events, e.g. cyber attack, hurricane or terrorism.
Fraud, financial crime and loss or unintended release of personal data
Collusion between individuals, both internal and external, could result in fraud if internal controls are not in place and working effectively. The business holds personal data on colleagues, some customers and suppliers; unintended loss or release of such data may result in sanctions, fines and reputational risk.

Safety, health and the environment (SHE) and sustainability	The Company is responsible for minimising its environmental impact and ensuring the health and safety of its employees, customers, and other stakeholders in the workplace.
Failure to deliver consistently high levels of service to the satisfaction of our customers	Our business model depends on servicing the needs of our customers in line with internal high standards and to levels agreed in contracts.

These interim financial results do not comprise statutory accounts within the meaning of Section 435 of the Companies Act 2006, and should be read in conjunction with the Annual Report 2024. Those accounts have been audited and delivered to the registrar of companies. The report of the auditor was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

For all information relating to 2024 results please refer to the Annual Report 2024 which can be accessed here: https://www.rentokil-initial.com/investors/annual-reports.aspx

2. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with IAS 34 Interim Financial Reporting as contained in UK-adopted international accounting standards. The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2024 which have been prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The annual financial statements for the year ended 31 December 2024 and the condensed consolidated financial statements also comply fully with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

Going concern

The Directors have prepared Board-approved cash flow forecasts that demonstrate that the Group has sufficient liquidity to meet its obligations as they fall due for the period of at least 12 months from the date of approval of these Financial Statements.

Additionally, the Directors have assessed a severe but plausible downside scenario. The downside scenario includes a 20% revenue decline for 12 months which is considerably worse than the actual impact of the COVID-19 pandemic in 2020. Following the issuance of $1.25bn bonds in H1 to finance the $700m Term Loan maturity, headroom increased to approximately $1.9bn (excluding c.$100m of cash subject to exchange controls) at June 2025. In the downside scenario, the minimum headroom modelled was approximately $1.1bn (excluding c.$100m of cash subject to exchange controls) before the inclusion of mitigating actions (adjusting the level of M&A activity, and/or dividends paid) which are all within the Group's control and were used during the COVID-19 pandemic.

The Directors have therefore concluded that the Group will have sufficient liquidity to continue to meet its liabilities as they fall due for this period and therefore have prepared the Consolidated Financial Statements on a going concern basis.

Foreign currency translation

The results and financial position of Group entities are translated into the presentation currency using the following rates for key currencies.

GBP balances were translated at a closing GBP/USD rate of 0.7290 (June 2024: 0.7915) and an average GBP/USD rate of 0.7706 (June 2024: 0.7900).

EUR balances were translated at a closing EUR/USD rate of 0.8497 (June 2024: 0.9338), and an average EUR/USD rate of 0.9183 (June 2024: 0.9242).

Change in presentation currency

On 25 July 2024, the Group announced that with effect from 1 January 2025 it would be changing its presentation currency from sterling to US dollar. Within the Group's current portfolio of businesses, sterling denominated earnings, while sizeable, are a relatively small proportion of overall earnings. To reduce the potential for foreign exchange volatility in our future reported earnings, the Board determined that, with effect from 1 January 2025, the Group will present its results in US dollar.

Accordingly, to satisfy the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates, the reported results for the periods ended 30 June 2024, 31 December 2024 and 30 June 2025 have been translated from sterling to US dollar using the following procedures:

●	assets and liabilities denominated in non-US dollar currencies were translated into US dollar at the relevant closing rates of exchange;
●
the trading results of subsidiaries whose functional currency was other than US dollar were translated into US dollar at the average rates of exchange for the relevant period, with material items translated at the rate on the dates of transaction;

●	share capital, share premium, capital reduction reserve, and merger relief reserve were translated at the historic rates prevailing on the date of each transaction; and
●
the cumulative translation reserve balance was set to nil on 1 January 2004, the date of transition to IFRS, and has been represented on the basis that the Group has reported in US dollar since that date.

A change in presentation currency represents a change in accounting policy under IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which is accounted for retrospectively. The £/$ rates used for this exercise are: average FY2024 1.2773, HY2024 1.2658; and closing FY2024 1.2519, HY2024 1.2635.

3. Accounting policies

The Group makes estimates and assumptions concerning the future. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and revisions to estimates are recognised prospectively. Sensitivities to the estimates and assumptions are provided, where relevant, in the notes to the financial statements.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are listed below:

●	Termite damage claim provisions - Note 13
Further detail can be found in the Annual Report 2024.

Significant seasonal or cyclical variations in the Group's total revenues are not experienced during the financial year.

Changes in accounting policies

Except as described below, the accounting policies applied in these interim financial statements are the same as those applied in the Group's consolidated financial statements as at and for the year ended 31 December 2024. The changes in accounting policies are also expected to be reflected in the Group's consolidated financial statements as at and for the year ending 31 December 2025.

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from 1 January 2025:

●	Amendments to IAS 21 - Lack of exchangeability

The application of this amendments has had no material impact on the disclosures of the amounts recognised in the Group's consolidated financial statements. Consequently, no adjustment has been made to the comparative financial information. The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

4. Segmental information

Segment reporting

Segmental information has been presented in accordance with IFRS 8 Operating Segments below. The Group's reporting segments are regions and this reflects management reporting structures and the way information is reviewed by the Chief Operating Decision Maker (CODM) (the Chief Executive). The businesses within each reporting segment operate in a number of different countries and sell services across two business segments with the Workwear segment currently held as a discontinued operation (see Note 6).

Following the acquisition of Terminix, the majority of the Group's activity is in North America. With effect from 1 January 2025, the Group's reporting structure has been changed to combine Europe incl. LATAM, UK & SSA, Pacific and Asia & MENAT regions into a single reporting segment, International. The Chief Executive remains as CODM and reviews the results on a monthly basis for North America and International segments. All reporting to the Board is also done on this basis. Comparative segmental financial information for 2024 has been represented.

Disaggregated revenue under IFRS 15 is the same as the segmental analysis presented below. Restructuring costs, one-off and adjusting items, amortisation and impairment of intangible assets (excluding computer software), and central and regional costs are presented at a Group level as they are not targeted or managed at reportable segment level. The basis of presentation is consistent with the information reviewed by management.

Revenue and profit from continuing operations

Continuing operations	Revenue 30 June 2025 $m	Revenue 30 June 2024 $m	Operatingprofit 30 June 2025 $m	Operatingprofit 30 June 2024 $m
North America
Pest Control	2,044	2,007	348	377
Hygiene & Wellbeing	62	60	8	8
	2,106	2,067	356	385
International
Pest Control	747	710	153	145
Hygiene & Wellbeing	504	482	89	86
	1,251	1,192	242	231

Total	3,357	3,259	598	616

Central and regional overheads	7	7	(85)	(77)
Restructuring costs	-	-	(2)	(2)
Revenue and Adjusted Operating Profit	3,364	3,266	511	537
One-off and adjusting items			(110)	(47)
Amortisation and impairment of intangible assets			(97)	(110)
Operating profit			304	380

Analysis of revenue by type

Continuing operations	Revenue 30 June 2025 $m	Revenue 30 June 2024 $m
Contract service revenue	2,371	2,312
Job work	730	705
Sales of goods	263	249
Total	3,364	3,266

Other segment items included in the consolidated income statement are as follows:

Continuing operations	Amortisation andimpairment of intangibles 30 June 2025 $m	Amortisation andimpairment of intangibles 30 June 2024 $m
North America	66	74
International	26	31
Central and regional	5	5
Total	97	110

5. Income tax expense

Analysis of charge in the period for continuing operations:

	6 months to 30 June 2025 $m	6 months to 30 June 2024 $m
UK corporation tax at 25.0% (2024: 25.0%)	4	5
Overseas taxation	52	53
Adjustments in respect of prior periods	(1)	8
Total current tax	55	66

Deferred tax expense	(3)	8
Adjustments in respect of prior periods	-	(9)
Total deferred tax	(3)	(1)
Total income tax expense	52	65

Income tax expense for discontinued operations	9	7

The tax charge for the period has been calculated by applying the effective tax rate which is expected to apply to the Group for the year ended 31 December 2025 using rates substantively enacted by 30 June 2025. A separate effective income tax rate has been calculated for each jurisdiction in which the Group operates, applied to the pre-tax profits for the interim period. The following tax disclosures and rates are presented in respect of continuing operations.

The reported tax rate for the period was 24.2% (June 2024: 22.0%). The Group's Adjusted Effective Tax Rate (ETR) before amortisation of intangible assets (excluding computer software), one-off items and the net interest adjustments for the period was 25.0% (June 2024: 23.1%). This compares with a blended rate of tax for the countries in which the Group operates of 25.2% (June 2024: 25.3%).

Total uncertain tax positions (including interest thereon) amounted to $45m as at 30 June 2025 (December 2024: $44m). Included within this amount is $6m (December 2024: $6m) in respect of interest arising on tax provisions, which is included within other payables.

Total tax payments for the period amounted to $43m (June 2024: $36m), an increase of $7m.

The Group is subject to Pillar 2 which aims to ensure all Group profits are taxed in each jurisdiction at a minimum rate of 15%. The additional top up tax charge for the Group is not expected to be significant, and for H1 2025 the top up charge is expected to be less than $1m (June 2024: less than $1m).

The movement on the deferred income tax account is as follows:

	6 months to 30 June 2025 $m	6 months to 30 June 2024 $m
At 1 January	(597)	(604)
Exchange differences	(5)	3
Acquisitions of companies and businesses	(2)	(10)
Charged to the income statement	-	(1)
Credited/(charged) to other comprehensive income	12	(1)
Charged to equity	(3)	(1)
At 30 June	(595)	(614)

Deferred taxation for continuing operations has been presented on the balance sheet as follows:
Deferred tax asset within non-current assets	51	61
Deferred tax liability within non-current liabilities	(598)	(675)
	(547)	(614)

Deferred taxation for discontinued operations has been presented on the balance sheet as follows:
Deferred tax liability within liabilities classified as held for sale	(48)	-
	(48)	-

A deferred tax asset of $48m has been recognised in respect of losses (December 2024: $51m), of which $34m (December 2024: $38m) relates to UK losses carried forward at 30 June 2025. This amount has been calculated by estimating the future UK taxable profits, against which the UK tax losses will be utilised, progressively risk weighted, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year. Deferred tax is fully recognised on UK tax losses (excluding capital losses) as at 30 June 2025 as it is considered probable that future taxable profits will be available against which the tax losses can be offset.

At the balance sheet date the Group had tax losses of $329m (December 2024: $303m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses.

On 4 July 2025, the "One Big Beautiful Bill Act" (OBBBA) was signed by President Trump, making significant changes to US federal tax policy. The Group is still evaluating the impact of this bill and currently does not anticipate any material impact on its post tax earnings.

6. Discontinued operations

On 28 May 2025, the Group announced that it has entered into an agreement for the intended sale of its Workwear business in France with H.I.G. Capital (the 'proposed transaction'), for which approval was granted by the European Commission on 25 July 2025.

The proposed transaction values France Workwear at a gross enterprise value of approximately €410m (c.$465m), on a cash-free, debt-free basis, including an earn-out mechanism with a maximum value of €30m (c.$34m), linked to the performance of the business in 2026. Total net cash proceeds are expected to be approximately €370m (c.$420m), subject to customary closing adjustments and the final earn-out outcome. Completion of the proposed transaction is expected to occur in Q4 2025.

Financial information relating to the discontinued operations for the period is set out below:

	Unaudited 6 months to 30 June 2025 $m	Unaudited 6 months to 30 June2024 $m
Revenue	168	159
Operating expenses	(133)	(131)
Net impairment losses on financial assets	-	(1)
Operating profit	35	27
Finance cost	(2)	(1)
Profit before income tax	33	26
Income tax expense	(9)	(7)
Profit from discontinued operations	24	19
Profit for the period attributable to:
Equity holders of the Company	24	19
Non-controlling interests	-	-
Other comprehensive income:
Items that may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves	19	(8)
Other comprehensive income for the period	19	(8)
Total comprehensive income for the period	43	11
Total comprehensive income for the period attributable to:
Equity holders of the Company	43	11
Non-controlling interests	-	-

Earnings per share attributable to the Company's equity holders:
Basic (cents)	0.95	0.76
Diluted (cents)	0.94	0.75

Net cash generated from operating activities	57	55
Net cash flows from investing activities	(47)	(44)
Net cash flows from financing activities	(4)	(4)
Net increase in cash generated by discontinued operations	6	7

A non-current asset or a disposal group is classified as held for sale if its carrying amount will be recovered principally through sale rather than through continuing use, it is available for immediate sale, and sale is highly probable within one year.

On initial classification as held for sale, non-current assets and disposal groups are measured at the lower of previous carrying amount and fair value less costs to sell with any adjustments taken to profit or loss, with the exception of inventories, financial assets, deferred tax assets and employee benefit assets, which continue to be measured in accordance with the Group's accounting policies. There were no impairments to the disposal group in the period to 30 June 2025. Intangible assets and property, plant and equipment once classified as held for sale or distribution are not amortised or depreciated.

Net assets of disposal group held for sale

At 30 June 2025 $m
Assets held for sale
Intangible assets	7
Property, plant and equipment	265
Right-of-use assets	21
Contract costs	20
Inventories	12
Trade and other receivables	75
Cash and cash equivalents	13
413
Liabilities held for sale
Trade and other payables	(109)
Lease liabilities	(21)
Deferred and current tax	(54)
Retirement benefit obligations	(7)
Provisions	(11)
(202)
Net assets held for sale	211

The cumulative foreign exchange losses recognised in other comprehensive income in relation to the discontinued operation as at 30 June 2025 were $48m.

7. Dividends

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders. Interim dividends are recognised when paid.

	6 months to 30 June 2025 $m	6 months to 30 June 2024 $m
2023 final dividend paid - 7.41 cents per share1	-	186
2024 final dividend paid - 7.91 cents per share1	198	-
Total	198	186

1. Represented at exchange rate prevailing at AGM's date (2024 - 5.93 pence per share; 2023 - 5.93 pence per share)

The directors have declared an interim dividend of 4.15 cents per share amounting to $105m payable on 22 September 2025 to shareholders on the register at close of business on 15 August 2025. The last day for DRIP elections is 1 September 2025. These interim financial statements do not reflect this dividend payable.

8. Business combinations

During the period the Group purchased 100% of the share capital or trade and assets of 18 companies and businesses (2024: 23). An overview of the acquisitions in the year can be found under the 'Good contributions from Bolt-on M&A' heading. The Group acquires companies and businesses as part of its growth strategy.

The total consideration in respect of these acquisitions was $68m (2024: $143m). The provisional fair values of assets and liabilities arising from acquisitions will be finalised within 12 months of the dates of acquisition.

Details of goodwill and the provisional fair value of net assets acquired in the period are as follows:

	6 months to 30 June 2025 $m	6 months to 30 June 2024 $m
Purchase consideration
- Cash paid	55	74
- Deferred and contingent consideration	13	69
Total purchase consideration	68	143
Provisional fair value of net assets acquired	(19)	(50)
Goodwill from current-period acquisitions	49	93

Goodwill represents the synergies and other benefits expected to be realised from integrating acquired businesses into the Group, such as improved route density, expansion in use of best-in-class digital tools and back office synergies.

Deferred consideration of $7m and contingent consideration of $6m are payable in respect of the above acquisitions (2024: $37m and $32m respectively). Contingent consideration is payable based on a variety of conditions including revenue and profit targets being met. During the period $10m (2024: $nil) of contingent consideration liabilities were released.

The provisional fair values of assets and liabilities arising from acquisitions in the period are as follows:

	6 months to 30 June 2025 $m	6 months to 30 June 2024 $m
Non-current assets
- Intangible assets1	19	56
- Property, plant and equipment	2	6
Current assets	3	16
Current liabilities	(2)	(10)
Non-current liabilities	(3)	(18)
Net assets acquired	19	50

1. Includes $19m (2024: $51m) of customer lists and $nil (2024: $5m) of other intangibles.

Acquired receivables are disclosed at fair value and represent the best estimate of the contractual cash flows expected to be collected.

From the dates of acquisition to 30 June 2025, these acquisitions contributed $7m to revenue and $nil to operating profit (2024: $21m and $1m respectively) for continuing operations. If the acquisitions had occurred on 1 January 2025, the revenue and operating profit of the Group, including discontinued operations, would have amounted to $3,542m and $341m respectively (2024: $3,453m and $407m respectively).

The Group paid $15m in respect of deferred and contingent consideration for current and prior year acquisitions (2024: $23m), resulting in the total cash outflow in the period from current and past period acquisitions, net of $nil (2024: $1m) cash acquired, of $70m (2024: $96m).

9. Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired business at the date of acquisition. It is recognised as an intangible asset. Goodwill arising on the acquisition of an associate is included in investments in associates.

Goodwill is carried at cost less accumulated impairment losses and is tested annually for impairment. For the purpose of impairment testing, goodwill is allocated to cash-generating unit (CGU) groups identified according to region of operation and reportable business unit.

At the start of the period, management reviewed its grouping of CGUs and its allocation of goodwill for the purposes of assessing impairment based on the lowest level at which the goodwill is monitored. Based on this review, management has determined that the Group now has six CGU groups. These are North America, UK & SSA, Europe, LATAM, Asia & MENAT and Pacific. The key factors considered in management's conclusion included the change in reporting segments to North America and International, to reflect the high proportion of business in the US, and the subsequent allocation of resources based on the results for each operating segment.

Before initiating the change in CGU grouping, in accordance with IAS 36, management performed a value-in-use impairment test on the pre-existing CGU groups and determined there to be no impairment of goodwill within any of the groups.

The recoverable amount of a CGU group is determined based on the higher of value-in-use calculations using cash flow projections and fair value less costs to sell, if appropriate. The cash flow projections in year one are based on financial budgets approved by the board, which are prepared as part of the Group's normal planning process. Cash flows for years two to five use the group expectation of sales growth, operating costs and margin, based on past experience and expectations regarding future performance and profitability for each CGU group. Cash flows beyond the five-year period are extrapolated using estimated long-term growth rates.

An assessment has been performed for all material CGU groups at the half year to identify any possible indicators of impairment. The assessment included a review of internal and external factors that have the potential to significantly reduce the CGU group value. The indicator assessment resulted in no CGU groups showing indicators of impairment.

10. Net debt

Reconciliation of net change in cash and cash equivalents to net debt for continuing operations:

	At 30 June 2025 $m	At 31 December 2024 $m
Current
Cash and cash equivalents in the Consolidated Balance Sheet	1,689	1,158
Other investments	2	1
Fair value of debt-related derivatives	61	(4)
Bank and other short-term borrowings¹	(1,309)	(1,460)
Lease liabilities	(166)	(163)
	277	(468)
Non-current
Fair value of debt-related derivatives	77	(28)
Bank and other long-term borrowings²	(4,178)	(3,127)
Lease liabilities	(388)	(394)
	(4,489)	(3,549)
Total net debt	(4,212)	(4,017)

1. Bank and other short-term borrowings consists of $588m bond debt (2024: $nil), $677m overdraft (2024: $693m), $28m loans (2024: $719m) and $16m bond accruals (2024: $48m).

2. Bank and other long-term borrowings consists of $4,176m bond debt (2024: $3,122m) and $2m loans (2024: $5m).

Fair value is equal to carrying value for all elements of net debt with the exception of bond debt which has a carrying value of $4,764m (December 2024: $3,122m) and a fair value of $4,822m (December 2024: $3,104m).

Cash at bank and in hand includes $24m (December 2024: $20m) of restricted cash. This cash is held in respect of specific contracts and can only be utilised in line with terms under the contractual arrangements.

11. Derivative financial instruments

All financial instruments held at fair value are classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:

Level 1 -	unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 -	inputs other than quoted prices that are observable for the asset or liability either directly as prices or indirectly through modelling based on prices; and
Level 3 -	inputs for the asset or liability that are not based on observable market data.

Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Contingent consideration (including put option liability)	3	Discounted cash flow using WACC

	Fair value assets 30 June 2025 $m	Fair value assets 31 December 2024 $m	Fair value liabilities 30 June 2025 $m	Fair value liabilities 31 December 2024 $m
Interest rate swaps (level 2):
- cash flow hedge	16	29	(22)	(24)
- net investment hedge	168	1	(6)	(34)
- fair value hedge	-	-	(25)	-
Foreign exchange swaps (level 2):
- non-hedge	8	-	(1)	(4)
	192	30	(54)	(62)
Analysed as follows:
Current portion	71	-	(10)	(4)
Non-current portion	121	30	(44)	(58)
Derivative financial instruments	192	30	(54)	(62)

Contingent consideration (including put option liability) (level 3)1			(83)	(107)
Analysed as follows:
Current portion			(47)	(43)
Non-current portion			(36)	(64)
Other payables			(83)	(107)

1. Contingent consideration includes put option liability of $31m (December 2024: $33m).

Certain interest rate swaps have been bifurcated to manage different foreign exchange risks. The interest rate swaps are shown on the balance sheet as net derivative assets of $181m (December 2024: $8m) and net derivative liabilities $43m (December 2024: $40m).

Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction) there is not considered to be any change in input that would have a material impact on the contingent consideration liability.

	Contingent consideration 30 June 2025 $m	Contingent consideration 30 June 2024 $m
At 1 January	94	97
Exchange differences	4	(2)
Acquisitions	7	32
Payments	(11)	(19)
Unused amounts reversed	(10)	-
Revaluation of put option through equity	(1)	(1)
	83	107

Fair value is equal to carrying value for all other trade and other payables.

12. Analysis of bank and bond debt

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.

The Group's bank debt comprises:

	Facility amount at 30 June 2025 $m	Drawn at period end at 30 June 2025 $m	Headroom at 30 June 2025 $m	Interest rateat period end at 30 June 2025%
Non-current
$1.0bn RCF due October 2029	1,000	-	1,000	0.14

	Facility amount at 31 December 2024 $m	Drawn at period end at 31 December 2024 $m	Headroom at 31 December 2024 $m	Interest rateat period end at 31 December 2024%
Current
$700m term loan due October 2025	700	700	-	5.94
Non-current
$1.0bn RCF due October 2029	1,000	-	1,000	0.14

The Group has a committed $1.0bn revolving credit facility (RCF) which is available for cash drawings up to $1.0bn. The maturity date is October 2029. As at 30 June 2025 the facility was undrawn (2024: undrawn).

During April 2025, the Group issued new bonds totalling $1.25bn, consisting of $750m due 2030 and $500m due 2035. Part of proceeds was used to settle the $700m term loan.

Medium-term notes and bond debt comprises:

	Bond interest coupon 2025	Effective hedged interest rate 2025
Current
€500m bond due May 2026	Fixed 0.875%	Fixed 2.73%
Non-current
€850m bond due June 2027	Fixed 3.875%	Fixed 4.74%
€600m bond due October 2028	Fixed 0.500%	Fixed 2.17%
$750m bond due April 2030	Fixed 5.000%	Fixed 5.20%
€600m bond due June 2030	Fixed 4.375%	Fixed 4.41%
£400m bond due June 2032	Fixed 5.000%	Fixed 5.19%
$500m bond due April 2035	Fixed 5.625%	Fixed 5.73%
Average cost of bond debt at period-end rates		4.33%

The effective hedged interest rate reflects the interest rate payable after the impact of interest due from cross-currency and interest-rate swaps. The Group's hedging strategy is to hold foreign currency debt in proportion to foreign currency profit and cash flows, which are mainly in US dollar and euro. As a result, the Group has swapped a portion of the euro denominated bonds issued into US dollars, thus increasing the effective hedged interest rate.

The Group has no significant concentration of credit risk. At 30 June 2025 the Group had a total of $26m of cash held on bank accounts with banks rated below A- by S&P (30 June 2024: $23m). The highest concentration with any single bank rated below A- was $5m (30 June 2024: $4m).

The Group considers the fair value of other current liabilities to be equal to the carrying value.

13. Provisions for liabilities and charges

The Group has provisions for termite damage claims, self-insurance, environmental, and other. Provisions are recognised when the Group has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability.

	Termite damage claims $m	Self insurance $m	Environmental $m	Other $m	Total $m
At 31 December 2024	266	231	17	11	525

At 1 January 2025	266	231	17	11	525
Exchange differences	-	1	1	1	3
Additional provisions	79	52	-	4	135
Used during the period	(52)	(37)	(1)	(5)	(95)
Unused amounts reversed	-	-	-	(1)	(1)
Unwinding of discount on provisions	6	-	-	-	6
Transferred to liabilities held for sale	-	-	(11)	-	(11)
At 30 June 2025	299	247	6	10	562

	At 30June 2025 Total $m	At 31 December 2024 Total $m
Analysed as follows:
Non-current	404	381
Current	158	144
Total	562	525

Termite damage claims

The Group holds provisions for termite damage claims covered by contractual warranties. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the volume and value of future claims (based on historical and forecast information), customer churn rates and discount rates. These provisions are expected to be substantially utilised within the next 16 years at a declining rate. The trend of volume and value of claims is monitored and reviewed over time (with the support of external advisers) and as such the value of the provision is also likely to change.

The Group's provision relates to legacy claims (from the period prior to the acquisition of Terminix), estimated at $276m (2024: $246m) and new customer claims, estimated at $23m (2024: $20m). The sensitivity of the legacy liability balance to changes in the inputs is illustrated as follows:

●
Discount rate - The exposure to termite damage claims is largely based within the United States, therefore measurement is based on a seven-year US bond risk-free rate. During the period, interest rates (and therefore discount rates) have decreased. Rates could move in either direction and management has modelled that an increase/decrease of 50bps in yields would decrease/increase the provision by $7m (2024: $6m). Over the 6 months to 30 June 2025, seven-year risk-free rate yields have decreased from 4.48% to 3.98%.

●
Claim value - Claim value forecasts have been based on the latest available historical settled Terminix claims. Claims values are dependent on a range of inputs including labour cost, materials costs (e.g. timber), whether a claim becomes litigated or not, and specific circumstances including contributory factors at the premises. Management has used an average of claim costs for the last 12 months for non-litigated claims and 24 months for litigated claims, adjusted where necessary to account for ageing of claims, to determine an estimate for costs per claim. Recent fluctuations in input prices (e.g. timber prices) means that there is potential for volatility in claim values and therefore future material changes in provisions. Management has modelled that an increase/decrease of 5% in litigated claim values would increase/decrease the provision by c.$5m (2024: $4m) and an increase/decrease of 5% in non-litigated claim values would increase/decrease the provision by c.$8m (2024: $8m). Over the 6 months to 30 June 2025, costs per litigated claim rose by c.18% (2024: 8%) and non-litigated costs rose by 13% (2024: 45%). Actual value of claims settled in the period to June 2025 has been at a combined cost per claim 9% higher than that seen throughout 2024. This is not representative of management's expectation of future costs as ageing of claims, which drives an increased cost per claim, has reduced in recent months and is expected to continue to improve.

●
Claim rate - Management has estimated claim rates based on statistical historical incurred claims. Data has been captured, to establish incidence curves that can be used to estimate likely future cash outflows. Changes in rates of claim are largely outside the Group's control and may depend on litigation trends within the US, and other external factors such as how often customers move property and how well they maintain those properties. This causes estimation uncertainty that could lead to material changes in provision measurement. Management has modelled that an increase/decrease of 5% in litigated claim rates would increase/decrease the provision by c.$5m (2024: $4m) and an increase/decrease of 5% in non-litigated claim rates would increase/decrease the provision by c.$8m (2024: $8m) accordingly. Over the 6 months to 30 June 2025,the assumption for litigated claim rates rose by 43% (2024: fell 52%) and non-litigated claim rates fell by 5% (2024: rose 7%).

●
Customer churn rate - If customers choose not to renew their contracts each year, then the assurance warranty falls away. As such there is sensitivity to the assumption on how any customers will churn out of the portfolio of customers each year. Data has been captured and analysed to establish incidence curves for customer churn, and forward-looking assumptions have been made based on these curves. Changes in churn rates are subject to macroeconomic factors and to the performance of the Group. A 1% movement in customer churn rates, up or down, would change the provision by c.$13m up or down (2024: $9m), accordingly. On average over the last 10 years churn rates have moved by +/- c.2.0% per annum.

Self-insurance

The Group purchases external insurance from a portfolio of international insurers for its key insurable risks. In order to help mitigate the cost of external insurance, the Group self-insures a level of cover on its major insurance policies. Self-insurance provisions represent obligations for open claims, and also incurred but not reported (IBNR) losses. External actuaries are used to help management estimate the provisions held at the balance sheet date. Due to the nature of the claims, the timing of utilisation of these provisions is uncertain.

Self-insurance provisions are also subject to estimation uncertainty based on volume and value of expected future claims and discount rate assumptions; however, it is not expected that there would be any change to assumptions that would cause a significant adjustment to the carrying value in the next financial year.

Environmental

The Group owns, or formerly owned, a number of properties in Europe and the US where environmental contamination is being managed. These issues tend to be complex to determine and resolve and may be material, although it is often not possible to accurately predict future costs of management or remediation reliably. Provisions are held where liability is probable and costs can be reliably estimated. Contingent liabilities exist where the conditions for recognising a provision under IAS 37 have not been met. The Group monitors such properties to determine whether further provisions are necessary. The provisions that have been recognised are expected to be substantially utilised within the next five years with the exception of the $11m provision which was reclassified to liabilities held for sale.

Other

Other provisions principally comprise amounts required to cover obligations arising and costs relating to disposed businesses and restructuring costs. Other provisions also includes costs relating to onerous contracts and property dilapidations settlements. Existing provisions are expected to be substantially utilised within the next five years.

14. Post balance sheet events

There have been no significant post balance sheet events affecting the Group since 30 June 2025.

Other information

Use of non-IFRS measures

The Group uses a number of non-IFRS measures to present the financial performance of the business. These are not measures as defined under IFRS, but management believe that these measures provide valuable additional information for users of the Financial Statements, in order to better understand the underlying trading performance from activities that will contribute to future performance. The Group's internal strategic planning process is also based on these measures and they are used for management incentive purposes. They should be viewed as complements to, and not replacements for, the comparable IFRS measures. Other companies may use similarly labelled measures which may be calculated differently to the way the Group calculates them, which limits their usefulness as comparative measures. Accordingly, investors should not place undue reliance on these non-IFRS measures.

The following sets out an explanation and the reconciliation to the nearest IFRS measure for each non-IFRS measure. All non-IFRS measures exclude discontinued operations unless explicitly stated otherwise.

Constant exchange rates (CER)

Given the international nature of the Group's operations, foreign exchange movements can have a significant impact on the reported results of the Group when they are translated into US dollar (the presentation currency of the Group).

In order to help understand the underlying trading performance of the business, revenue and profit measures are often presented at constant exchange rates. CER is calculated by translating prior-year reported numbers at the average exchange rates for the current year. This represents a change from prior periods in which CER was calculated by a translation of current-year reported numbers at the average exchange rates for the prior year. It is used to give management and other users of the accounts clearer comparability of underlying trading performance against the prior period by removing the effects of changes in foreign exchange rates. The major exchange rates used to calculate CER in 2025 are $/€ 0.9183 and $/£ 0.7706.

Comparisons are to the six months ended 30 June 2024 (H1 2024) unless otherwise stated.

Organic Revenue Growth

Acquisitions are a core part of the Group's growth strategy. The Organic Revenue Growth measures (absolute and percentage) are used to help investors and management understand the underlying performance of the business, by identifying Organic Revenue Growth separately from the impact of Acquired Revenue. This approach isolates changes in performance of the Group that take place under the Company's stewardship, and thereby reflects the potential benefits and risks associated with owning and managing a professional services business.

Organic Revenue Growth is calculated based on year-over-year revenue growth at CER to eliminate the effects of movements in foreign exchange rates.

Acquired Revenue represents a 12-month estimate of the increase in Group revenue from each business acquired. Acquired Revenue is calculated as: a) the revenue from the acquisition date to the year end in the year of acquisition in line with IFRS 3; and b) the pre-acquisition revenues from 1 January up to the acquisition date in the year of acquisition. The pre-acquisition revenue is based on the previously reported revenues of the acquired entity and is considered to be an estimate.

In the year a business is acquired, all of its revenue reported under a) above is classified as non-organic growth. In the subsequent first full financial year after acquisition, Organic Revenue Growth is calculated for each acquisition as the reported revenue less Acquired Revenue.

At a Group level, calculating Organic Revenue Growth therefore involves isolating and excluding from the total year-over-year revenue change: i) the impacts from foreign exchange rate changes, ii) the growth in revenues that have resulted from completed acquisitions in the current period, and iii) the estimate of pre-acquisition revenues from each business acquired. The sum of ii) and iii) is equal to the total Acquired Revenues for all acquisitions. The calculated Organic Revenue is expressed as a percentage of prior year revenue. Prior year revenue is not 'pro-forma' adjusted in the calculation, as any such estimated adjustments would have an immaterial impact.

If an acquisition is considered to be a material transaction, the above calculation is amended in order to give a 'pro-forma' view of any Organic Revenue Growth for the full financial year in the year of acquisition, as if the acquisition had been part of the Group from the beginning of the prior year. The pro-forma calculation is completed using pre-acquisition revenues to normalise current and prior periods as shown in the table below. These revenue normalisations are considered estimates, and ensure that the potentially larger Organic Revenue Growth is measured over a denominator that includes the material acquisition.

While management believes that the methodology used in the calculation of Organic Revenue is representative of the performance of the Group, the calculations may not be comparable to similarly labelled measures presented by other publicly traded companies in similar or other industries.

Continuing operations	North America $m	International $m	Central $m	Total $m
2024 Revenue	2,067	1,192	7	3,266
2024 Exchange differences	(2)	(2)	-	(4)
2024 Revenue (at CER)	2,065	1,190	7	3,262
2024 Revenue from closed businesses1	(18)	-	-	(18)
Normalised 2024 Revenue (at CER) - base for Organic Revenue Growth percentage	2,047	1,190	7	3,244
Revenue from 2025 acquisitions²	4	4	-	8
Revenue from 2024 acquisitions (at CER)³	33	26	-	59
Organic Revenue Growth 2025	22	31	-	53
2025 Revenue (at AER)	2,106	1,251	7	3,364
Organic Revenue Growth %4	1.1%	2.7%	(9.2)%	1.6%

1. The adjustment removes revenue from 1 January 2024 to 31 March 2024 from the Paragon distribution business, closed with effect from 1 April 2024.

2. Revenue from completed acquisitions in the current period.

3. Estimate of revenue from each business acquired by the Group in the previous financial year through to the 12-month anniversary of the Group's ownership.

4. Organic Revenue Growth includes Organic Revenue Growth for all entities in the Group's continuing operations as at 30 June 2024.

Continuing operations	North America $m	International $m	Central $m	Total $m
2023 Revenue	2,044	1,103	7	3,154
2023 Exchange differences	(2)	(10)	-	(12)
2023 Revenue (at CER)	2,042	1,093	7	3,142
2023 Revenue from closed businesses1	(17)	-	-	(17)
Normalised 2023 Revenue (at CER) - base for Organic Revenue Growth percentage	2,025	1,093	7	3,125
Revenue from 2024 acquisitions²	2	19	-	21
Revenue from 2023 acquisitions (at CER)³	14	22		36
Organic Revenue Growth 2024	24	56	-	80
Exchange differences	2	2	-	4
2024 Revenue (at AER)	2,067	1,192	7	3,266
Organic Revenue Growth %4	1.3%	4.9%	8.0%	2.6%

1. The adjustment removes revenue from 1 April 2023 to 30 June 2023 from the Paragon distribution business, closed with effect from 1 April 2024.

2. Revenue from completed acquisitions in the current period.

3. Estimate of revenue from each business acquired by the Group in the previous financial year through to the 12-month anniversary of the Group's ownership.

4. Organic Revenue Growth includes Organic Revenue Growth for all entities in the  Group's continuing operations as at 30 June 2023.

Adjusted expenses and profit measures

Adjusted expenses and profit measures are used to give investors and management a further understanding of the underlying profitability of the business over time by stripping out income and expenses that can distort results due to their size and nature. Adjusted profit measures are calculated by adding the following items back to the equivalent IFRS profit measure:

● amortisation and impairment of intangible assets (excluding computer software);

● one-off and adjusting items; and

● net interest adjustments.

Intangible assets (such as customer lists and brands) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. Capitalisation of innovation-related development costs will also vary from year to year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and categories.

One-off and adjusting items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses, gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy environmental and legacy termite liabilities, and payments or receipts as a result of legal disputes. A summary of one-off and adjusting items is set out below.

Net interest adjustments are other non-cash or one-off accounting gains and losses that can cause material fluctuations and distort understanding of the performance of the business, such as amortisation of discount on legacy provisions and gains and losses on hedge accounting.

Adjusted expenses are one-off and adjusting items, and Adjusted Interest. Adjusted profit measures used are Adjusted Operating Profit, Adjusted Profit Before and After Tax, and Adjusted EBITDA. Adjusted Earnings Per Share is also reported, derived from Adjusted Profit After Tax.

One-off and adjusting items

One-off and adjusting items of $110m (2024: $47m) includes an increase to the provision for Termite Damage claims of $79m (2024:$nil), $30m (2024: $39m) of integration costs related to the Terminix acquisition and a net $1m (2024: $8m) of other M&A costs.

Adjusted Interest

Adjusted Interest is calculated by adjusting the reported finance income and costs by net interest adjustments (amortisation of discount on legacy provisions and foreign exchange and hedge accounting ineffectiveness).

Continuing operations	6 months to 30 June 2025 $m	6 months to 30 June 2024 $m
Finance cost	117	122
Finance income	(24)	(31)
Add back:
Amortisation on discount of legacy provisions	(6)	(5)
Foreign exchange and hedge accounting ineffectiveness	11	(3)
Adjusted Interest	98	83

Adjusted Operating Profit

Adjusted Operating Profit is calculated by adding back one-off and adjusting items, and amortisation and impairment of intangible assets excluding computer software to operating profit.

Continuing operations	6 months to 30 June 2025 $m	6 months to 30 June 2024 $m
Operating profit	304	380
Add back:
One-off and adjusting items	110	47
Amortisation and impairment of intangible assets	97	110
Adjusted Operating Profit	511	537

Adjusted Profit Before and After Tax

Adjusted Profit Before Tax is calculated by adding back net interest adjustments, one-off and adjusting items, and amortisation and impairment of intangible assets to profit before tax. Adjusted Profit After Tax is calculated by adding back net interest adjustments, one-off and adjusting items, amortisation and impairment of intangible assets excluding computer software, and the tax effect on these adjustments to profit after tax.

6 months to 30 June 2025
Continuing operations	IFRS measures $m	Net interest adjustments $m	One-off and adjusting items $m	Amortisation and impairment of intangibles $m	Non-IFRS measures $m
Profit before income tax	216	(5)	110	97	418	Adjusted Profit Before Tax
Income tax expense	(52)	1	(28)	(25)	(104)	Tax on Adjusted Profit
Profit for the period	164	(4)	82	72	314	Adjusted Profit After Tax

6 months to 30 June 2024
Continuing operations	IFRSmeasures$m	Net interestadjustments$m	One-offandadjustingitems$m	Amortisationandimpairment ofintangibles$m	Non-IFRSmeasures$m
Profit before income tax	294	8	47	110	459	Adjusted Profit Before Tax
Income tax expense	(65)	(2)	(12)	(27)	(106)	Tax on Adjusted Profit
Profit for the period	229	6	35	83	353	Adjusted Profit After Tax

EBITDA and Adjusted EBITDA

EBITDA is calculated by adding back finance income, finance cost, share of profit from associates net of tax, income tax expense, depreciation, amortisation and impairment of intangible assets excluding computer software and other non-cash expenses to profit for the year. Adjusted EBITDA is calculated by adding back one-off and adjusting items to EBITDA.

Continuing operations	6 months to 30 June 2025 $m	6 months to 30 June 2024 $m
Profit for the period	164	229
Add back:
Finance income	(24)	(31)
Finance cost	117	122
Share of profit from associates net of tax	(5)	(5)
Income tax expense	52	65
Depreciation	158	153
Other non-cash expenses	17	17
Amortisation and impairment of intangible assets	97	110
EBITDA	576	660
One-off and adjusting items	110	47
Adjusted EBITDA	686	707

EBITDA attributable to discontinued operations	70	67
EBITDA for the Group	646	727

Adjusted EBITDA attributable to discontinued operations	70	67
Adjusted EBITDA for the Group	756	774

Adjusted Earnings Per Share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares in issue during the year, and is explained in Note A2 to the Consolidated Financial Statements in the 2024 Annual Report. Adjusted Earnings Per Share is calculated by dividing adjusted profit from continuing operations attributable to equity holders of the Company by the weighted average number of ordinary shares in issue and is shown below.

For Adjusted Diluted Earnings Per Share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group's potentially dilutive ordinary shares are explained in Note A2 to the Consolidated Financial Statements in the 2024 Annual Report.

Continuing operations	6 months to 30 June 2025 $m	6 months to 30 June 2024 $m
Profit attributable to equity holders of the Company	164	229
Add back:
Net interest adjustments	(5)	8
One-off and adjusting items	110	47
Amortisation and impairment of intangibles1	97	110
Tax on above items2	(51)	(41)
Adjusted profit attributable to equity holders of the Company	315	353

Weighted average number of ordinary shares in issue (million)	2,522	2,521
Adjustment for potentially dilutive shares (million)	9	9
Weighted average number of ordinary shares for diluted earnings per share (million)	2,531	2,530

Basic Adjusted Earnings Per Share (cents)	12.46	14.00
Diluted Adjusted Earnings Per Share (cents)	12.41	13.95

1. Excluding computer software.

2. The tax effect on add-backs is as follows: one-off and adjusting items $28m (2024: $12m); amortisation and impairment of intangibles $25m (2024: $27m); and, net interest adjustments $(1)m (2024: $2m).

Adjusted cash measures

The Group aims to generate sustainable cash flow in order to support its acquisition programme and to fund dividend payments to shareholders. Management considers that this is useful information for investors. Adjusted cash measures in use are Free Cash Flow, Adjusted Free Cash Flow, and Adjusted Free Cash Flow Conversion.

Free Cash Flow

Free Cash Flow is measured as net cash flows from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible assets, cash flows related to leased assets, cash flows related to one-off and adjusting items and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. Free Cash Flow is used by management for incentive purposes and is a measure shared with and used by investors.

A reconciliation of net cash flows from operating activities in the Consolidated Cash Flow Statement to Free Cash Flow is provided in the table below.

Continuing operations	6 months to 30 June 2025 $m	6 months to 30 June 2024 $m
Net cash flows from operating activities	412	337
Purchase of property, plant, equipment	(62)	(62)
Purchase of intangible assets	(27)	(27)
Capital element of lease payments and initial direct costs incurred	(90)	(87)
Proceeds from sale of property, plant, equipment and software	1	2
Cash impact of one-off and adjusting items	48	52
Free Cash Flow	282	215

Free Cash flow attributable to discontinued operations	6	7
Free Cash Flow for the Group including discontinued operations	288	222

Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion

Adjusted Free Cash Flow Conversion is provided to demonstrate to investors the proportion of Adjusted Profit After Tax that is converted to cash. It is calculated by dividing Adjusted Free Cash Flow by Adjusted Profit After Tax, expressed as a percentage. Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for product development additions and net investment hedge cash interest through Other Comprehensive Income. Product development additions are adjusted due to their variable size and non-underlying nature. Net investment hedge cash interest through Other Comprehensive Income is adjusted because the cash relates to an item that is not recognised in Adjusted Profit After Tax.

Continuing operations	6 months to 30 June 2025 $m	6 months to 30 June 2024 $m
Free Cash Flow	282	215
Product development additions	6	6
Net investment hedge cash interest through Other Comprehensive Income	3	8
Adjusted Free Cash Flow (a)	291	229
Adjusted Profit After Tax (b)	314	353
Free Cash Flow conversion (a/b)	92.6%	64.8%

Free Cash Flow conversion attributable to discontinued operations	31.58%	35.00%
Free Cash Flow conversion for the Group	89.1%	63.2%

The nearest IFRS-based equivalent measure to Adjusted Free Cash Flow Conversion would be Cash Conversion, which is shown in the table below to provide a comparison in the calculation. Cash Conversion is calculated as net cash flows from operating activities divided by profit attributable to equity holders of the Company, expressed as a percentage. Management considers that this is useful information for investors as it gives an indication of the quality of profits, and ability of the Group to turn profits into cash flows.

Continuing operations	6 months to 30 June 2025 $m	6 months to 30 June2024 $m
Net cash flows from operating activities (a)	412	337
Profit attributable to equity holders of the Company (b)	171	229
Cash Conversion (a/b)	240.94%	147.16%

Cash Conversion attributable to discontinued operations	237.50%	289.47%
Cash Conversion for the Group	240.51%	157.00%

Adjusted Effective Tax Rate (Adjusted ETR)

Adjusted Effective Tax Rate is used to show investors and management the rate of tax applied to the Group's Adjusted Profit Before Tax. The measure is calculated by dividing Adjusted Income Tax Expense by Adjusted Profit Before Tax, expressed as a percentage.

Continuing operations	6 months to 30 June 2025 $m	6 months to 30 June 2024 $m
Income tax expense	52	65
Tax adjustments on:
Amortisation and impairment of intangible assets (excluding computer software)	25	27
Net interest adjustments	(1)	2
One-off and adjusting items	28	12
Adjusted income tax expense (a)	104	106
Adjusted profit before tax (b)	418	459
Adjusted effective tax rate (a/b)	25.0%	23.1%

The Group's effective tax rate (ETR) for the period was 24.2% (June 2024: 22.0%). The Group's Adjusted ETR for continuing operations before amortisation of intangible assets (excluding computer software), one-off items and the net interest adjustments for the period was 25.0% (June 2024: 23.1%). This compares with a blended rate of tax for the countries in which the Group operates of 25.2% (June 2024: 25.3%).

The Group's tax charge and Adjusted ETR will be influenced by the global mix and level of profits, changes in future tax rates and other tax legislation, foreign exchange rates, the utilisation of brought-forward tax losses on which no deferred tax asset has been recognised, the resolution of open issues with various tax authorities, acquisitions and disposals.

Legal statements

The financial information for the six month period ended 30 June 2025 contained in this interim announcement has been approved by the Board on 30 July 2025 and authorised for release on 31 July 2025.

These condensed interim financial statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year 31 December 2024 were approved by the Board of Directors and authorised for release on 6 March 2025 and delivered to the Registrar of Companies. The report of the auditors on those accounts was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

The directors of Rentokil Initial plc are listed in the Rentokil Initial plc Annual Report for 31 December 2024. A list of the current directors is maintained on the Rentokil Initial website: rentokil-initial.com.

Responsibility statement of the directors in respect of the 2025 interim statement

We confirm that to the best of our knowledge:

●
the condensed set of financial statements prepared in accordance with IAS 34, 'Interim Financial Reporting', as adopted in the UK (IAS 34), gives a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and its subsidiaries included in the consolidation as a whole as required by DTR 4.2.4R; and

●
the interim management report includes a fair review of the information required by DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year.

We have reviewed, and found that we have nothing to report in relation to the requirements of DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

By Order of the Board

Andy Ransom
Chief Executive
31 July 2025

Independent review report to Rentokil Initial plc
Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed Rentokil Initial plc's condensed consolidated interim financial statements (the "interim financial statements") in the 2025 Interim Results of Rentokil Initial plc for the 6 month period ended 30 June 2025 (the "period").

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

The interim financial statements comprise:

●       the Consolidated Balance Sheet as at 30 June 2025;

●       the Consolidated Statement of Profit or Loss and Other Comprehensive Income for the period then ended;

●       the Consolidated Statement of Changes in Equity for the period then ended;

●       the Consolidated Cash Flow Statement for the period then ended; and

●       the explanatory notes to the interim financial statements.

The interim financial statements included in the 2025 Interim Results of Rentokil Initial plc have been prepared in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting' and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council for use in the United Kingdom ("ISRE (UK) 2410"). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the 2025 Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

Responsibilities for the interim financial statements and the review

Our responsibilities and those of the directors

The 2025 Interim Results, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the 2025 Interim Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority. In preparing the 2025 Interim Results, including the interim financial statements, the directors are responsible for assessing the group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the 2025 Interim Results based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
London
31 July 2025

Cautionary statement

In order to utilise the 'safe harbour' provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and the general doctrine of cautionary statements, Rentokil Initial plc ("the Company") is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward-looking statements can sometimes, but not always, be identified by the use of forward- looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial's intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities ("Rentokil Initial" or "the Group"), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates. Forward- looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group's ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group's disposals; difficulties in integrating, streamlining and optimising the Group's IT systems, processes and technologies, including artificial intelligence technologies; the Group's ability to attract, retain and develop key personnel to lead the Group's business; the availability of a suitably skilled and qualified labour force to maintain the Group's business; cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in the Group's IT systems or data security procedures and those of the Group's third-party service providers; weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels, especially as they may affect demand from the Group's customers; inflationary pressures, such as increases in wages, fuel prices and other operating costs; the Group's ability to implement its business strategies successfully, including achieving its growth objectives; the Group's ability to retain existing customers and attract new customers; the highly competitive nature of the Group's industries; extraordinary events that impact the Group's ability to service customers without interruption, including a loss of its third-party distributors; the impact of environmental, social and governance ("ESG") matters, including those related to climate change and sustainability, on the Group's business, reputation, results of operations, financial condition and/or prospects; supply chain issues, which may result in product shortages or other disruptions to the Group's business; the Group's ability to protect its intellectual property and other proprietary rights that are material to the Group's business; the Group's reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation; the Group's ability to prevent or detect fraud by third-party service providers, contractors, employees, franchisees or any other third parties or counterparties; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which the Group is  subject or the implementation of any new or revised laws or regulations that alter the environment in which the Group does business, as well as the costs to the Group  of complying with any such changes and the risk of related litigation; termite damage claims and lawsuits related thereto and any associated impacts on the termite provision; the Group's ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security, and any litigation (including class action claims and lawsuits) related to such actual or perceived failures; the identification of material weaknesses in the Group's internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing the Group's indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group's debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group's debt; and exchange rate fluctuations and the impact on the Group's results or the foreign currency value of the Company's ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group's actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, Rentokil Initial assumes no obligation to update or revise the information contained herein, which speaks only as of the date hereof.

The Company makes no guarantee that trends in the management of termite damage claims will continue. Additionally, the Company makes no guarantee that its operational improvement plans will mitigate against or reduce the number of termite damage claims (litigated and non-litigated) against the Company nor that these plans will reduce the ongoing cost to resolve such claims.

Additional information concerning these and other factors can be found in Rentokil Initial's filings with the U.S. Securities and Exchange Commission ("SEC"), which may be obtained free of charge at the SEC's website, http:// www.sec.gov, and Rentokil Initial's Annual Reports, which may be obtained free of charge from the Rentokil Initial website, https://www.rentokil-initial.com

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of Rentokil Initial for the current or future financial years would necessarily match or exceed the historical published earnings per share of Rentokil Initial.

This communication presents certain non-IFRS measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure; rather they should be viewed as complements to, and read in conjunction with, the equivalent IFRS measure. Non-IFRS measures presented also include Organic Revenue Growth, One-off and adjusting items, Adjusted Interest, Adjusted Operating Profit, Adjusted Profit Before and After Tax, Adjusted EBITDA, Adjusted Earnings Per Share, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion and Adjusted Effective Tax Rate. Definitions for these measures can be found under the Use of Non-IFRS measures section of the financial statements. The Group's internal strategic planning process is also based on these measures, and they are used for incentive purposes. These measures may not be calculated in the same way as similarly named measures reported by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 July 2025	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary